Exhibit 99.1



Lufax Holding Ltd
陆 金 所 控 股 有 限 公 司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 6623)
(NYSE Stock Ticker: LU)

CONTINUING CONNECTED TRANSACTION UNDER
THE 2026 SERVICES PURCHASING AGREEMENT

Reference is made to the announcement of the Company dated May 9, 2025 in relation to the continuing connected transactions contemplated under the 2025 Services Purchasing Agreement.

The Group has renewed the 2025 Services Purchasing Agreement by entering into the 2026 Services Purchasing Agreement with Ping An Insurance on February 13, 2026 for a term commencing from February 13, 2026 to December 31, 2026.

Listing Rules Implications

Ping An Insurance, through its subsidiaries holds approximately 66.85% of the issued share capital of the Company as at the date of this announcement based on public information available to the Company, and thus Ping An Insurance is a connected person of the Company for the purpose of the Listing Rules. Accordingly, the transactions contemplated under the 2026 Services Purchasing Agreement constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio in respect of the annual cap for the 2026 Services Purchasing Agreement is more than 0.1% but less than 5%, the transactions contemplated thereunder are subject to reporting, announcement and annual review requirements but are exempt from the requirement of independent Shareholders' approval under Chapter 14A of the Listing Rules.

Reference is made to the announcement of the Company dated May 9, 2025 in relation to the continuing connected transactions contemplated under the 2025 Services Purchasing Agreement.

The Group has renewed the 2025 Services Purchasing Agreement by entering into the 2026 Services Purchasing Agreement with Ping An Insurance on February 13, 2026 for a term commencing from February 13, 2026 to December 31, 2026.

2026 SERVICES PURCHASING AGREEMENT

Principal terms

Ping An Puhui Enterprises Management, being our wholly-owned subsidiary, entered into the 2026 Services Purchasing Agreement with Ping An Insurance on February 13, 2026, pursuant to which Ping An Insurance will provide certain services to Ping An Puhui Enterprises Management, including financial consulting services, administrative services, legal and risk management services, human resources consulting services and technology information services. The term of the 2026 Services Purchasing Agreement has commenced on February 13, 2026 and will end on December 31, 2026. The estimated annual service fees payable by us to Ping An Insurance under the 2026 Services Purchasing Agreement amount to RMB42.17 million (inclusive of the value added tax), subject to the actual services provided. 25%, 25%, 25% and 25% of the annual service fees will be payable by Ping An Puhui Enterprises Management to Ping An Insurance before March 31, 2026, June 30, 2026, September 30, 2026 and December 31, 2026, respectively.

Reasons for and benefits of the transaction

Since our establishment, we have been purchasing a variety of services from Ping An Insurance to satisfy our business and operational needs. Owing to the complementary and mutually beneficial business relationship, Ping An Insurance has acquired a comprehensive understanding of our business and operational requirements and established a solid foundation for mutual trust to foster our continuing cooperation. Based on our previous purchasing experience with Ping An Insurance, Ping An Insurance is capable of satisfying our business needs efficiently and reliably with a stable supply of high quality services and products, and entering into the 2026 Services Purchasing Agreement would minimize disruption to our operation without incurring unnecessary costs. In addition, it would be more cost-effective for the Company to outsource procedural and commoditized work to Ping An Insurance, instead of maintaining its own headcounts for processing such work.

In line with past practices, the services purchasing agreement is being reviewed and renewed on an annual basis.

Pricing policies

The service fees payable under the 2026 Services Purchasing Agreement are determined on a cost-plus basis, representing estimated costs plus a mark-up rate of approximately 5%. Such mark-up rate was determined with reference to the prevailing market rate charged by comparable companies for provision of similar services.

Historical amounts

The historical transaction amounts paid by Ping An Puhui Enterprises Management to Ping An Insurance in respect of the above purchase of services for each of the three years ended December 31, 2025 were RMB36.9 million, RMB35.2 million and RMB33.3 million, respectively.

Annual cap and basis of cap

The annual cap of the service fees payable by us under the 2026 Services Purchasing Agreement for the year ending December 31, 2026 is RMB42.17 million (inclusive of the value added tax). The annual cap is determined with reference to the service fees paid by Ping An Puhui Enterprises Management to Ping An Insurance for each of the three years ended December 31, 2025 and our expected demand for their products and services taking into account the expected development in our business and operational scale.

INFORMATION OF THE PARTIES

The Group is principally engaged in the core retail credit and enablement business with borrowers and institutions in the PRC.

Ping An Puhui Enterprises Management, our wholly-owned subsidiary, was established in the PRC on July 7, 2015. It primarily engages in the provision of enterprise management service.

Ping An Insurance is a joint-stock limited company established in the PRC with limited liability, and its shares have been listed on the Main Board of the Stock Exchange (stock code: 2318) since 2004, and on the Shanghai Stock Exchange (stock code: 601318) since 2007. Ping An Insurance is a leading retail financial services group and its operations span across insurance, banking, asset management and technology businesses.

OPINION FROM THE BOARD

The Directors (including the independent non-executive Directors) are of the view that the terms of the 2026 Services Purchasing Agreement were determined after arm's length negotiation, and the transactions contemplated thereunder (including the annual cap for the year ending December 31, 2026) are conducted in the ordinary and usual course of business of the Group and are on normal commercial terms, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Mr. Yonglin XIE (a non-executive Director of the Company, and an executive director, the president and co-CEO of Ping An Insurance), Ms. Xin FU (a non-executive Director of the Company and an executive director, the senior vice president and chief financial officer (financial director) of Ping An Insurance), and Mr. Shibang GUO (a non-executive Director of the Company, and the assistant president and the chief risk officer of Ping An Insurance), are deemed or may be perceived to have a material interest in the 2026 Services Purchasing Agreement, and as a result have abstained from voting on the relevant Board resolution to approve the 2026 Services Purchasing Agreement and the transactions contemplated thereunder. Saved and except for the aforesaid, none of the Directors has any material interest in the transactions contemplated under the 2026 Services Purchasing Agreement and was required to abstain from voting on the relevant Board resolution.

INTERNAL CONTROL MEASURES

In order to ensure that the terms under relevant agreements for the continuing connected transactions are fair and reasonable, and no less favorable to the Group than terms available to or from Independent Third Parties, and that the connected transactions are carried out under normal commercial terms, the Company has adopted the following internal control procedures:

(a) the Company has adopted and implemented a management system on connected transactions to ensure compliance with relevant laws, regulations, the Company's policies and the Listing Rules in respect of the continuing connected transactions;

(b) the legal and compliance department and the finance department have and will continue to regularly monitor the actual transaction amounts for expense and revenue type of continuing connected transactions, the treasury department have and will continue to regularly monitor the peak value and the actual transaction amounts for financial services type of continuing connected transactions, and the legal and compliance department will consolidate and report on the monitoring results;

(c)   before the Company enters into any of the transaction that reaches RMB10.0 million, the Company will review and consider the utilisation rate of the annual cap at the time of execution to ensure that the relevant annual cap will not be exceeded;

(d)   the Company's independent non-executive Directors will conduct annual review of the continuing connected transactions under the framework agreements in accordance with the Listing Rules to check and confirm whether such continuing connected transactions have been conducted in the ordinary and usual course of business of the Group, on normal commercial terms or better, on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole; and

(e)   the auditor of the Company will review and report on the continuing connected transactions pursuant to Chapter 14A of the Listing Rules.

The Company will timely comply with the relevant disclosure requirements in relation to connected transactions to provide the Shareholders and investors with sufficient information of the connected transactions, and duly implement the abovementioned internal control procedures to ensure that the transactions conducted are priced fairly and reasonably and in the interest of the Company and the Shareholders as a whole.

LISTING RULES IMPLICATIONS

Ping An Insurance, through its subsidiaries, holds approximately 66.85% of the issued share capital of the Company as at the date of this announcement based on public information available to the Company, and thus Ping An Insurance is a connected person of the Company for the purpose of the Listing Rules. Accordingly, the transactions contemplated under the 2026 Services Purchasing Agreement constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio in respect of the annual cap for the 2026 Services Purchasing Agreement is more than 0.1% but less than 5%, the transactions contemplated thereunder are subject to reporting, announcement and annual review requirements but are exempt from the requirement of independent Shareholders' approval under Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings.

"Board"	the board of Directors of the Company
"Company"	Lufax Holding Ltd (陆金所控股有限公司), a company with limited liability incorporated in the Cayman Islands and listed on the NYSE (NYSE ticker: LU) and the Stock Exchange (stock code: 6623)
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"Director(s)"	the director(s) of the Company
"Group"	the Company, its subsidiaries and consolidated affiliated entities
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange" or "Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Independent Third Party(ies)"	any entity or person who is not a connected person of the Company within the meaning ascribed to it under the Listing Rules
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Ping An Insurance"	Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司), a company established as a joint stock company under the laws of PRC listed on the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock code: 2318 (HKD counter) and 82318 (RMB counter))

"Ping An Puhui Enterprises Management"	Ping An Puhui Enterprises Management Co., Ltd. (平安普惠企業管理有限公司), a company established in the PRC on July 7, 2015 and our wholly-owned subsidiary
"PRC" or "China"	the People's Republic of China and, for the purpose of this announcement only, excludes Hong Kong, the Macau Special Administrative Region and Taiwan
"RMB"	Renminbi, the lawful currency of the PRC
"Share(s)"	the ordinary shares of the Company with a par value US$0.00001 per share
"Shareholder(s)"	the holder(s) of the Shares
"subsidiaries"	has the meaning as ascribed to it under the Listing Rules
"2025 Services Purchasing Agreement"	the services purchasing agreement entered into by Ping An Puhui Enterprises Management and Ping An Insurance on May 8, 2025
"2026 Services Purchasing Agreement"	the services purchasing agreement entered into by Ping An Puhui Enterprises Management and Ping An Insurance on February 13, 2026
"%"	per cent

By order of the Board
Lufax Holding Ltd
Dicky Peter YIP
Chairman of the Board

Hong Kong, February 13, 2026

As of the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Tongzhuan XI as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO as the non-executive Directors, and Mr. Dicky Peter YIP, Mr. Rusheng YANG, Mr. David Xianglin LI and Ms. Wai Ping Tina LEE as the independent non-executive Directors.